Christian J. Scognamillo
Senior Counsel
Direct Voice	818.444.4512
Direct Fax	818.444.6312
E-Mail	cscognamillo@biztechlaw.com

February 19, 2009

VIA EDGAR AND FACSIMILE

Andrew Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Ironclad Performance Wear Corporation
Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008 and September 30, 2008
File No. 0-51365

Dear Mr. Mew:

On behalf of Ironclad Performance Wear Corporation (the “Company”), we are writing to provide you with additional supplemental information in response to the letter sent to the Company by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 8, 2008 (the “Comment”).

For the Staff’s convenience, the text of the Comment has been incorporated herein.  The factual information provided herein was provided to us by the Company.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 3. Accounting Policies, page 31
Segment Information

1.
We note your proposed response to prior comment 1 and proposed footnote disclosure.  In order to better understand the response, we held a discussion with your Interim CFO on January 7, 2009.  Your Interim CFO communicated to us that internal discrete financial information on your work gloves and apparel operations detailing net sales and gross margin performance is prepared and regularly reviewed by the CEO who appears to be the chief operating decision maker.  As such, it appears you have two operating segments, “work gloves” and “apparel” operations, instead of one operating segment as you indicated in your prior response dated October 23, 2008.  Further, the two operations apparently have significantly dissimilar economic characteristics based on our discussion with your Interim CFO using 2008 gross margins financial information.  In light of this additional financial information, we believe that you should provide all of the required segment disclosures in accordance with SFAS 131.  If you rely on paragraph 17 of SFAS 131 in aggregating the two segments, explain to us how you meet the aggregation criteria within that paragraph for aggregation and provide transparent disclosures to that fact with your basis in future filings.  Refer to paragraph 6 of EITF 04-10.  Please show us what your revised disclosure will look like.

15260 Ventura Boulevard, 20th Floor, Sherman Oaks, California 91403
office > 818.444.4500  fax > 818.444.4520  www.biztechlaw.com

Andrew Mew Securities and Exchange Commission February 19, 2009 Page 2

The Company acknowledges the Staff’s comment and respectfully advises the Staff that while its “work glove” and “apparel” products could be categorized as separate and distinct operating segments, the Company should continue to aggregate such segments for reporting purposes based upon the following rationale. In reaching such conclusion, the Company applied the criteria set forth in paragraphs 10, 16, 17 and 18 of SFAS 131.

Under paragraph 16 of SFAS 131, the Company is required to report separately information about each operating segment that: (i) has been identified in accordance with paragraphs 10-15 or that results from aggregating two or more segments in accordance with paragraph 17 and (ii) exceeds the quantitative thresholds set forth in paragraph 18.

In accordance with paragraph 10 of SFAS 131, the Company’s “work glove” and “apparel” products are each operating segments as the Company: (i) engages in business activities that generates revenues and incurs expenses; (ii) reviews each stock keeping unit (“SKU”) for allocation of resources and to assess each SKU’s performance; and (iii) maintains discrete revenue and cost of goods sold information for each SKU.

The Company, however, respectfully advises the Staff that, in accordance with paragraph 17 of SFAS 131, it believes the aggregation of the two operating segments is consistent with the objective and basic principles of SFAS 131 – in that separate reporting would not provide a significantly better understanding of the Company’s enterprise, would not allow investors to better assess the Company’s prospects for future net cash flows, and would not allow investors to necessarily have a more informed judgment about the Company as a whole.  Moreover, the “work glove” and “apparel” products have similar economic and other characteristics.  Specifically:

•	the nature of the products are similar, as each provide functional protection and comfort to workers in the form of work-wear for various parts of the body;

Andrew Mew Securities and Exchange Commission February 19, 2009 Page 3

•	the nature of the production processes are similar, as all such products are produced in overseas, third party factories and delivered to the Company as finished goods;

•
the type or class of customer for the products is similar, as each product line is available to, and is marketed and sold to, consumers of work-wear products, and with respect to the Company’s customers specifically, the products are typically included on the same purchase order and invoice, and are shipped together;

•
the methods used to distribute the products are similar, as both the Company’s internal and external sales forces have both products available to them, and sell them through the same distribution channels and each are warehoused and distributed from the same warehouse location; and

•	no specific regulatory issues affect one product line over the other.

Further, the Company respectfully advises the Staff that the net sales of its “apparel” products accounted for 7.6% of the Company’s revenues in 2007 and that it estimates that such products will account for 6.6% of its revenues in 2008.  The Company is unable to calculate the profit or loss breakdown between “work gloves” and “apparel” products as it only tracks discrete information through the gross margin level.  However, it is clear that the Company’s “apparel” products have contributed materially less to the Company’s operations, as compared to the Company’s “work glove” products, and are expected to contribute even less over the forthcoming periods. In fact, while “apparel” products comprised 65% of the Company’s total SKUs as of December 31, 2008, and the Company’s inventory of apparel products, as of December 31, 2008, exceeds 10% of the combined assets of all operating segments, the Company anticipates that by the end of 2009, such assets will fall below the 10% threshold as it continues to re-focus the Company’s business strategy on its “work glove” product lines.

Accordingly, while reporting the “apparel” product operating segment separately may be appropriate under paragraphs 10, 16 and 18 of SFAS 131, the Company respectfully contends that the aggregation of that segment with its “work glove” products under paragraph 18 is more consistent with the objectives and principles of SFAS 131.

Moreover, even if separate reporting is in fact appropriate, the Company respectfully contends that such separate reporting would not be meaningful to an investor in light of the Company’s expectations for the “apparel” business. Indeed, the Company believes that the “apparel” segment will not meet all of the quantitative thresholds set forth in paragraph 18 of SFAS 131 by the end of the 2009 fiscal year.

Andrew Mew Securities and Exchange Commission February 19, 2009 Page 4

As further clarification, and notwithstanding the Staff’s prior conversations with the Company, the Company respectfully advises the Staff that a gross margin comparison between the two operating segments would not be an appropriate comparison for purposes of considering the aggregation criteria of paragraph 18.  That comparison could only be relevant if the “apparel” product line formed a significant part of the Company’s business, so as to analyze economic characteristics on a volume and economies of scale basis (i.e., on an apples to apples basis with the “work glove” segment).  That comparison cannot be done today.

To address certain of the issues raised by the Staff, and to make more disclosure available to investors, the Company respectfully submits that it will provide disclosure in all future filings regarding the sales breakdown between “work gloves” and “apparel” under Item 6 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (as the Company stated in its response to the Staff’s comment letter dated October 22, 2008).  Additionally, in future filings, the Company will further provide transparent disclosure as to how it meets the aggregation criteria of paragraph 17 of SFAS 131.  Such disclosure will appear in Footnote #3, “Accounting Policies” as follows:

“Operating Segment Reporting

As previously discussed, the Company has two product lines, “gloves” and “apparel,” both of which have similar characteristics.  They each provide functional protection and comfort to workers in the form of work-wear for various parts of the body; their production processes are similar; they are both sold to the same type or class of customers, typically on the same purchase order; and they are warehoused and distributed from the same warehouse facility.  In addition, the “apparel” segment currently comprises less than 10% of the Company’s revenues.   The Company believes that the aggregation criteria of SFAS 131, paragraph 17 applies and will accordingly aggregate these two segments.”

The Company hopes the foregoing satisfies the Staff’s comment.

In responding to the Comment, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal Securities laws of the United States.

Andrew Mew Securities and Exchange Commission February 19, 2009 Page 5

Please do not hesitate to call us if you have any questions or you need any additional information with respect to the matters set forth above.

Sincerely, /s/ Christian J. Scognamillo Christian J. Scognamillo

CJS/jlf

cc:	Milwood Hobbs
Thomas Kreig
Eduard Jaeger